

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 27, 2010

<u>Via U.S. Mail</u>

Mr. Michael R. Robinson, Chief Financial Officer
Life Time Fitness, Inc.
2902 Corporate Place
Chanhassen, Minnesota 55317

> **Re:** **Life Time Fitness, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-32230**

Dear Mr. Robinson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief